Cindisue Mining Corp.
                        11255 Tierrasanta Blvd., Unit 78
                               San Diego, CA 92124
                    Telephone (858)278-1166 Fax (904)369-5658
                            cindisuemining@yahoo.com

May 25, 2010

Mr. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:     Cindisue Mining Corp.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed April 26, 2010
        File Number:  333-165302

Dear Mr. Schwall:

Thank you for your further review of our registration statement. We have revised the document according to your letter dated May 11, 2010 to incorporate the following changes:

FORM S-1

GENERAL

     1. We have added disclosure to the amendment that addressed your prior comments 7, 9, and 10.

RISK FACTORS

     2. We have revised any risk factor where the subcaption did not adequately describe the risk.

LIMITED OPERATING HISTORY; NEED FOR ADDITIONAL CAPITAL

     3. We have clarified that the $18,000 in proceeds from the offering will be sufficient to pay for phases 1 and 2 of the exploration program.

FUTURE SALES BY EXISTING STOCKHOLDERS

     4. We have revised the disclosure to properly reflect the holding periods and restrictions set forth in Rule 144.

Very truly yours,


/s/ Donovan L. Cooper
---------------------------
Donovan L. Cooper
President & CEO